

Mail Stop 6010

July 14, 2008

<u>VIA U.S. MAIL</u>

Mr. William P. Donnelly
Chief Financial Officer
Mettler-Toledo International Inc.
1900 Polaris Parkway
Columbus, Ohio 43240

      Re: **Mettler-Toledo International Inc.**
                Form 10-K for the year ended December 31, 2007
                Filed February 15, 2008
                File No. 001-13595

Dear Mr. Donnelly:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                    Sincerely,

                                    Angela Crane
                                    Branch Chief